SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------


                                    Form 11-K


                                   (Mark One)

               [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

               For the period January 1, 1998 through May 1, 1998

                                       OR


            [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from __________ to __________

                                  ------------

                           Commission File No. 1-7797
                                  ------------


                                 PHH CORPORATION
                            Employee Investment Plan
                            (Full title of the Plan)


                                 PHH Corporation
          (Name of issuer of the securities held pursuant to the Plan)

                                  6 Sylvan Way
                          Parsippany, New Jersey 07054
                     (Address of principal executive office)

PHH CORPORATION EMPLOYEE
INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS FOR THE PERIOD FROM JANUARY 1, 1998
 THROUGH MAY 1, 1998 AND THE YEAR ENDED DECEMBER 31, 1997:

   Statements of Net Assets Available for Benefits                           2

   Statements of Changes in Net Assets Available for Benefits                3

   Notes to Financial Statements                                             4-9

SUPPLEMENTAL SCHEDULE FOR THE PERIOD FROM JANUARY 1, 1998
 THROUGH MAY 1, 1998:

     Item 27d - Schedule of Reportable Transactions                          11

INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
   PHH Corporation Employee Investment Plan
Parsippany, New Jersey

We have audited the accompanying statements of net assets available for benefits of PHH Corporation Employee Investment Plan (the Plan) as of May 1, 1998 and December 31, 1997, and the related statements of changes in net assets available for benefits for the period from January 1, 1998 through May 1, 1998, and the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of May 1, 1998 and December 31, 1997, and the changes in net assets available for benefits for the period from January 1, 1998 through May 1, 1998, and the year ended December 31, 1997, in conformity with generally accepted accounting principles.

As described in Note 1 to the financial statements, on May 1, 1998, the assets and benefit obligations of the Plan were merged into the Cendant Corporation Employees Savings Plan, the surviving plan.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of reportable transactions for the period from January 1, 1998 through May 1, 1998 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
Washington, D.C.
September 25, 1998

PHH CORPORATION EMPLOYEE
INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MAY 1, 1998 AND DECEMBER 31, 1997
--------------------------------------------------------------------------------


ASSETS                                                 May 1, 1998              December 31, 1997
                                                       -----------              -----------------

  INVESTMENTS:
      Cendant Corporation common stock .........        $       --              $100,839,906
      Fidelity U.S. Equity Index Portfolio
                                                                --                22,986,867
      Fidelity Magellan Fund
                                                                --                26,038,455
      Fidelity Retirement Money Market Portfolio
                                                                --                14,446,587
      Fidelity Asset Manager
                                                                --                 3,968,087
      Fidelity Europe Fund
                                                                --                 5,710,881
      Fidelity U.S. Bond Index Portfolio
                                                                --                 1,345,672

      Loans to Participants
                                                                --                 3,691,913
                                                        ----------              ------------

NET ASSETS AVAILABLE FOR BENEFITS ..............        $       --              $179,028,368
                                                        ==========              ============



See notes to financial statements

PHH CORPORATION EMPLOYEE
INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
PERIOD FROM JANUARY 1, 1998 THROUGH MAY 1, 1998 AND
YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                                 January 1, 1998          Year Ended
                                                                                     through             December 31,
 (DEDUCTIONS)/ADDITIONS TO NET ASSETS                                              May 1, 1998               1997
                                                                                 -----------------     ----------------
    ATTRIBUTED TO:
    Contributions:
        Participants                                                                 $  2,672,159          $  7,954,721
        Employer                                                                        1,562,868             6,897,990
                                                                                -----------------       ---------------

                      Total contributions                                               4,235,027            14,852,711
                                                                                -----------------       ---------------

    Investment (loss)/income:
        Realized and unrealized (losses)/gains                                        (16,692,227)           48,816,989
        Interest and dividends                                                            721,140             4,351,887
                                                                                -----------------       ---------------

                      Total investment (loss)/income                                  (15,971,087)           53,168,876
                                                                                -----------------       ---------------

                      Total (deductions)/additions                                    (11,736,060)           68,021,587
                                                                                -----------------       ---------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Benefits paid to participants and beneficiaries                                    15,090,360            20,889,265
    Trustee fees                                                                            6,884                93,372
                                                                                -----------------       ---------------

                      Total deductions                                                 15,097,244            20,982,637
                                                                                -----------------       ---------------

TRANSFER TO CENDANT CORPORATION
    EMPLOYEE SAVINGS PLAN (Note 1)                                                   (152,195,064)                    -
                                                                                -----------------       ---------------

NET (DECREASE)/INCREASE IN NET ASSETS
    AVAILABLE FOR BENEFITS                                                           (179,028,368)           47,038,950

NET ASSETS AVAILABLE FOR BENEFITS,
    BEGINNING OF PERIOD                                                               179,028,368           131,989,418
                                                                                -----------------       ---------------

NET ASSETS AVAILABLE FOR BENEFITS,
    END OF PERIOD                                                                    $          -          $179,028,368
                                                                                =================       ===============


See notes to financial statements.

PHH CORPORATION EMPLOYEE
INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

PERIOD FROM JANUARY 1, 1998 THROUGH MAY 1, 1998 AND
THE YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

1.       BUSINESS COMBINATIONS AND PLAN MERGER

      On April 30, 1997, PHH Corporation (the "Company") was merged with and into HFS Incorporated ("HFS") (the "HFS Merger") and on December 17, 1997, HFS was merged with and into CUC International Inc. ("CUC") to form Cendant Corporation ("Cendant"). The Company is a wholly owned subsidiary of Cendant.

      On May 1, 1998, the PHH Corporation Employee Investment Plan (the "Plan") comprised of $152.2 million in Plan assets, was merged into the Cendant Corporation Employee Savings Plan (the "Cendant Plan"), formerly the HFS Incorporated Employee Savings Plan (the "Plan Merger"). Coincident with the Plan Merger, Plan participants became participants in the Cendant Plan. Accordingly, the transfer of each of the participants' Plan assets that existed at the transfer date under the Plan, were invested in comparable investment categories in proportionate amounts within the Cendant Plan. Effective as of the date of the Plan Merger, investment options for participants under the Plan were terminated and all future contributions were invested in options available under the Cendant Plan. After the Plan Merger, Plan participants maintained the same vesting schedule for their Plan benefits as was in effect under the Plan. Plan participants can refer to the Cendant Plan document for a more complete description of that Plan.

      Although it has not expressed any intention to do so, Cendant reserves the right to modify, suspend, amend or terminate the Cendant Plan in whole or in part at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). If the Cendant Plan is terminated, the amounts credited to the employer contribution accounts of all participants shall become fully vested.

2.    DESCRIPTION OF THE PLAN

      The following description of the Plan provides only general information relative to the Plan as it existed prior to the Plan Merger. Participants can refer to the Plan Agreement for a more complete description of the Plan's provisions that were in effect for the financial statement periods presented.

      The Plan is a defined contribution plan. It is subject to the provisions of ERISA. The following is a summary of certain Plan provisions that were in effect prior to Plan Merger.

A. Eligibility - Each employee of the Company is eligible to participate in the Plan after six months of service if at least 1,000 hours were worked in a consecutive 12-month period commencing on the date of employment, or in any Plan year commencing after the date of employment. There is no age requirement for eligibility to participate in the Plan.

B. Employee Contributions - Each participant may contribute to the Plan each year between 0% and 10% of eligible earnings subject to certain limits contained in the Internal Revenue Code of 1986, as amended.

C. Employer Contributions - Prior to May 1, 1997, the Company's matching contribution was dollar-for-dollar up to 3% of the participant's eligible deferred earnings and up to an additional 3% of eligible earnings based upon the profitability of the Company from continuing operations for the relevant fiscal year. The profitability-based rate of the matchable portion was determined each year by the Board of Directors. All Company contributions matching the first 3% of the participant's eligible deferred earnings were invested in PHH Corporation common stock with no transfers permitted until age 50. All Company contributions matching up to an additional 3% based upon Company profitability were initially invested in the Fidelity Retirement Money Market Portfolio with no transfer restrictions. During Plan year 1997, additional Company matching contributions totaling approximately $2,541,100 were paid to participants based on Company profitability.

           Effective May 1, 1997, in connection with the HFS Merger, the provisions of the Plan were amended to provide for a Company match of 100% of employee contributions up to 3% of the participant's eligible deferred earnings and 50% of additional contributions up to 6% of the participant's eligible deferred earnings and all such Company match contributions to the Plan were to be initially invested in the Fidelity Retirement Money Market Portfolio with no transfer restrictions.

D. Vesting - Participants have a full and immediate vested interest in amounts contributed by them and earnings thereon. Participants have a vested interest in the Company's matching contributions determined by the participants' years of vested service. Generally, after three years of such service, participants have a 100% vested interest in all Company contributions made.

E. Rollovers - All employees, upon commencement of employment, are provided the option of making a rollover contribution to the Plan in accordance with the Internal Revenue Service regulations.

F. Loan Provision - Participants may obtain a loan of up to 50% of their vested account balance not to exceed $50,000. The interest rate charged on loans outstanding is the prime rate plus 1% fixed for the entire term of the loan. Loan terms may range up to five years unless the purpose of the loan is to buy or build a primary residence in which case the loan term may be extended to ten years. Repayment of the loan principal and interest occurs through equal payroll deductions. Participants incur no taxable income as a result of taking a loan unless the loan is not repaid.

G. Benefits Payable - Distributions to terminated participants are reported in the financial statements when paid. Amounts payable to participants who have terminated participation in the Plan were approximately $8.5 million at December 31, 1997. This amount is reflected as a liability on the Plan's Form 5500 in accordance with Department of Labor regulation. Effective May 1, 1998, the Cendant Plan assumed the benefits payable liabilities of the Plan.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

      Basis of Presentation - The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and the changes in net assets available for benefits. Expenses of administering the Plan incurred by the Company (i.e., the cost of printing literature and forms, the disbursement of benefits, the compensation of administrators, consultants, counsel, etc.), may be paid from forfeited Plan assets at the discretion of the Company. Internal Company support costs (i.e., the cost of staff time, etc.) are paid by the Company.

      Valuation of Investments - Purchases and sales of securities are recorded on a trade-date basis. Investments are carried at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts and related disclosures at the date of the financial statements. Actual results could differ from those estimates.

4.    INVESTMENTS

      The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 1997, are as follows:

      Description of Investment                                          1997
                                                                    ------------
          Cendant Corporation common stock                          $100,839,906
          Fidelity U.S. Equity Index Portfolio                        22,986,867
          Fidelity Magellan Fund                                      26,038,455
          Fidelity Retirement Money Market Portfolio                  14,446,587

      Prior to the Plan Merger, each participant had the following investment options: (a) the common stock of Cendant Corporation, (b) an Equity-Income Fund (Fidelity U.S. Equity Index Portfolio), consisting of income-producing equity securities; (c) a Growth Fund (Fidelity Magellan
      Fund), consisting of equity securities of corporations that are growth companies; (d) a Money Market Fund (Fidelity Retirement Money Market Portfolio) consisting of various short-term money market instruments; (e) an Asset Allocation Fund (Fidelity Asset Manager) consisting of domestic and foreign equity securities, bonds, and short-term instruments; (f) an International Growth Fund (Fidelity Europe Fund), consisting of securities of Western European issues; and (g) a Bond-Income Fund (Fidelity U.S. Bond Index Portfolio) consisting of securities contained in the Aggregate Bond Index. The above investment objective descriptions are from each option's respective prospectus.

5.    INTERNAL REVENUE SERVICE STATUS

      The Internal Revenue Service issued its latest determination letter on January 23, 1995 which stated that the Plan and its underlying trust qualify by design under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. The Plan and its underlying trust had been restated and amended since the date covered by this letter. In the opinion of Plan management, the Plan and its underlying trust has operated within the terms of the Plan and remained qualified under the applicable provisions of the Internal Revenue Code through date of Plan Merger.

6.    RELATED PARTY TRANSACTIONS

      During fiscal years 1998 and 1997, a significant portion of the Plan investments were shares in various mutual funds managed by Fidelity Investments ("Fidelity"). Fidelity was the custodian of these investments as defined by the Plan and, therefore, these transactions qualified as party-in interest. Fees paid by the Plan for plan record keeping services amounted to $6,884 and $93,372 for the period from January 1, 1998 through May 1, 1998 and the year ended December 31, 1997, respectively.

7.    CONTINGENCIES

      On April 15, 1998, Cendant announced that in the course of transferring responsibilities for its accounting functions from the former CUC personnel to HFS accounting personnel and preparing for the reporting of first quarter 1998 financial results, it had discovered accounting irregularities in certain former CUC business units. Cendant, together with its legal counsel and assisted by external auditors, conducted an investigation of these accounting irregularities. In addition, the Audit Committee of Cendant's Board of Directors initiated an investigation into such matters. As a result of the findings of these investigations and a concurrent internal financial review process by Cendant which revealed both accounting errors and irregularities, Cendant restated its previously reported financial statements for the years ended December 31, 1997, 1996 and 1995, and the 1998 quarterly periods ended March 31 and June 30.

      Numerous purported classification lawsuits, two purported derivative lawsuits and an individual lawsuit have been filed against Cendant, and among others, its predecessor, HFS, and certain current and former officers and directors of Cendant and HFS, asserting various claims under the federal securities laws and certain state statutory and common laws. While it is not feasible to predict or determine the final outcome of these legal proceedings, Cendant does not expect these legal proceedings to have any material adverse impact on the Cendant Plan.

      The aforementioned announcement resulted in a decline in the per-share price of Cendant's common stock. At December 31, 1997, the Plan's investment in Cendant's common stock was valued at $100.8 million, comprised of approximately 2.9 million shares at a closing price of $34.375 per share. At May 1, 1998, prior to Plan Merger, the common stock value was $68.3 million, comprised of approximately 2.7 million shares at a closing price of $25.063 per share. During the period from January 1, 1998 through May 1, 1998, the resulting decline in the Cendant's common stock value, exclusive of realized losses on stock sales, was $25.4 million.

8.    PLAN SUMMARY BY FUND

      The following tables represent the changes in net assets available for benefits, summarized by fund, for the period from January 1, 1998 through May 1, 1998 and the year ended December 31, 1997.

PHH CORPORATION EMPLOYEE
INVESTMENT PLAN

ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR
BENEFITS TO INVESTMENT PROGRAMS
PERIOD FROM JANUARY 1, 1998 THROUGH MAY 1, 1998


                                                             Fidelity                         Fidelity
                                             Cendant        U.S. Equity     Fidelity         Retirement
                                           Corporation         Index        Magellan           Money
                                           Common Stock      Portfolio        Fund           Portfolio         Subtotal
                                          -------------    -------------   ------------     ------------    -------------
NET ASSET AVAILABLE FOR BENEFITS,
    BEGINNING OF PERIOD                   $ 100,839,906     $ 22,986,867   $ 26,038,455     $ 14,446,587    $ 164,311,815
                                          -------------     ------------   ------------     ------------    -------------

    Contributions:
        Employee                                710,830          533,056        682,105          350,650        2,276,641
        Employer                                435,791          300,424        394,430          208,350        1,338,995
                                          -------------     ------------   ------------     ------------    -------------
Total contributions                           1,146,621          833,480      1,076,535          559,000        3,615,636
                                          -------------     ------------   ------------     ------------    -------------

REALIZED AND UNREALIZED
    GAINS/(LOSSES)                          (25,362,232)       3,188,284      3,888,992                -      (18,284,956)
                                          -------------     ------------   ------------     ------------    -------------

DIVIDEND AND INTEREST INCOME                          -          313,713              -          245,472          559,185
                                          -------------     ------------   ------------     ------------    -------------
WITHDRAWALS AND DISTRIBUTIONS                (6,555,362)      (1,994,572)    (2,774,796)      (1,707,986)     (13,032,716)
                                          -------------     ------------   ------------     ------------    -------------

PLAN EXPENSES                                         -           (1,117)          (550)          (3,982)          (5,649)
                                          -------------     ------------   ------------     ------------    -------------

Transfers:
    Interfund Transfers                      (1,798,856)       1,237,537     (1,365,094)       1,032,053         (894,360)
    Transfer to Cendant Corporation
        Employee Savings Plan               (68,270,077)     (26,564,192)   (26,863,542)     (14,571,144)    (136,268,955)
                                          -------------     ------------   ------------     ------------    -------------
Net transfers                               (70,068,933)     (25,326,655)   (28,228,636)     (13,539,091)    (137,163,315)
                                          -------------     ------------   ------------     ------------    -------------

DECREASE IN NET ASSETS
    AVAILABLE FOR BENEFITS                 (100,839,906)     (22,986,867)   (26,038,455)     (14,446,587)    (164,311,815)
                                          -------------     ------------   ------------     ------------    -------------

NET ASSETS AVAILABLE FOR BENEFITS,
    END OF PERIOD                         $           -     $          -   $          -     $          -    $           -
                                          =============     ============   ============     ============    =============

PHH CORPORATION EMPLOYEE
INVESTMENT PLAN

ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR
BENEFITS TO INVESTMENT PROGRAMS
PERIOD FROM JANUARY 1, 1998 THROUGH MAY 1, 1998  (Continued)



                                                                                      Fidelity
                                                         Fidelity       Fidelity     U.S. Bond
                                                           Asset         Europe        Index      Participant
                                           Subtotal       Manager         Fund       Portfolio       Loans          Total
                                        -------------   -----------   -----------   -----------   -----------    -------------

NET ASSET AVAILABLE FOR BENEFITS,
    BEGINNING OF PERIOD                 $ 164,311,815   $ 3,968,087   $ 5,710,881   $ 1,345,672   $ 3,691,913    $ 179,028,368
                                        -------------   -----------   -----------   -----------   -----------    -------------
    Contributions:
        Employee                            2,276,641       152,923       180,227        62,368             -        2,672,159
        Employer                            1,338,995        82,871       102,819        38,183             -        1,562,868
                                        -------------   -----------   -----------   -----------   -----------    -------------
Total contributions                         3,615,636       235,794       283,046       100,551             -        4,235,027
                                        -------------   -----------   -----------   -----------   -----------    -------------

REALIZED AND UNREALIZED
    GAINS/(LOSSES)                        (18,284,956)      223,181     1,373,338        (3,790)            -      (16,692,227)
                                        -------------   -----------   -----------   -----------   -----------    -------------

DIVIDEND AND INTEREST INCOME                  559,185        27,932             -        33,774       100,249          721,140
                                        -------------   -----------   -----------   -----------   -----------    -------------

WITHDRAWALS AND DISTRIBUTIONS             (13,032,716)     (692,670)     (877,709)     (262,851)    (224,414)      (15,090,360)
                                        -------------   -----------   -----------   -----------   ----------     -------------

PLAN EXPENSES                                  (5,649)         (564)         (468)         (203)           -            (6,884)
                                        -------------   -----------   -----------   -----------   ----------     -------------

Transfers:
    Interfund Transfers                      (894,360)       46,191       454,213       288,839      105,117                 -
    Transfer to Cendant Corporation
        Employee Savings Plan            (136,268,955)   (3,807,951)   (6,943,301)   (1,501,992)  (3,672,865)     (152,195,064)
                                        -------------   -----------   -----------   -----------  -----------     -------------
Net transfers                            (137,163,315)   (3,761,760)   (6,489,088)   (1,213,153)  (3,567,748)     (152,195,064)
                                        -------------   -----------   -----------   -----------  -----------     -------------

DECREASE IN NET ASSETS
    AVAILABLE FOR BENEFITS               (164,311,815)   (3,968,087)   (5,710,881)   (1,345,672)  (3,691,913)     (179,028,368)
                                        -------------   -----------   -----------   -----------  -----------     -------------

NET ASSETS AVAILABLE FOR BENEFITS,
    END OF PERIOD                       $           -   $         -   $         -   $         -  $         -     $           -
                                        =============   ===========   ===========   ===========  ===========     =============

PHH CORPORATION EMPLOYEE
INVESTMENT PLAN

ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR
BENEFITS TO INVESTMENT PROGRAMS
YEAR ENDED DECEMBER 31, 1997

                                               PHH            HFS           Cendant       Fidelity
                                            Corporation   Incorporated    Corporation   U.S. Equity    Fidelity
                                              Common        Common          Common        Index        Magellan
                                              Stock          Stock          Stock        Portfolio       Fund          Subtotal
                                           ------------   ------------   ------------  -------------  ------------  -------------

NET ASSET AVAILABLE FOR BENEFITS,
    BEGINNING OF YEAR                      $ 73,604,551   $          -   $          -  $ 15,566,475   $ 20,966,923  $ 110,137,949
                                           ------------   ------------   ------------  ------------   ------------  -------------
  Contributions:
    Employee                                    590,229      1,412,603         93,989     1,597,371      2,175,809      5,870,001
    Employer                                  1,027,799        618,343         51,615       472,893        650,490      2,821,140
                                           ------------   ------------   ------------  ------------   ------------  -------------

Total contributions                           1,618,028      2,030,946        145,604     2,070,264      2,826,299      8,691,141
                                           ------------   ------------   ------------  ------------   ------------  -------------

REALIZED AND UNREALIZED
    GAINS/(LOSSES)                            7,080,744     26,079,305      6,308,922     4,923,896      3,615,398     48,008,265
                                           ------------   ------------   ------------  ------------   ------------  -------------

DIVIDEND AND INTEREST INCOME                    325,020         17,500              -       495,212      1,648,680      2,486,412
                                           ------------   ------------   ------------  ------------   ------------  -------------

WITHDRAWALS AND DISTRIBUTIONS                (2,211,111)    (9,046,038)             -    (3,386,047)    (2,824,050)   (17,467,246)
                                           ------------   ------------   ------------  ------------   ------------  -------------

PLAN EXPENSES                                      (348)          (476)             -        (2,206)        (1,362)        (4,392)
                                           ------------   ------------   ------------  ------------   ------------  -------------
Transfers:
    Interfund Transfers                      (1,346,575)    (3,759,235)        (6,931)    3,319,273       (193,433)    (1,986,901)
    Conversion of Company common stock      (79,070,309)   (15,322,002)    94,392,311             -              -              -
                                           ------------   ------------   ------------   -----------   ------------  -------------

Net transfers                               (80,416,884)   (19,081,237)    94,385,380     3,319,273       (193,433)    (1,986,901)
                                           ------------   ------------   ------------   -----------   ------------  -------------

INCREASE/(DECREASE) IN NET ASSETS
    AVAILABLE FOR BENEFITS                  (73,604,551)             -    100,839,906     7,420,392      5,071,532     39,727,279
                                           ------------   ------------   ------------   -----------   ------------  -------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                              $          -   $          -   $100,839,906   $22,986,867   $ 26,038,455  $ 149,865,228
                                           ============   ============   ============   ===========   ============  =============


PHH CORPORATION EMPLOYEE
INVESTMENT PLAN

ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR
BENEFITS TO INVESTMENT PROGRAMS
YEAR ENDED DECEMBER 31, 1997

                                                       Fidelity
                                                      Retirement     Fidelity     Fidelity     U.S. Bond
                                                         Money         Asset       Europe        Index     Participant
                                         Subtotal      Portfolio      Manager       Fund       Portfolio    Loans           Total
                                       ------------   -----------   ----------   ----------   -----------  ----------   ------------

NET ASSET AVAILABLE FOR BENEFITS,
    BEGINNING OF YEAR                  $110,137,949   $11,546,298   $2,511,787   $3,466,056   $  862,406   $3,464,922  $131,989,418

    Contributions:
        Employee                          5,870,001       791,874      488,611      600,852      203,383            -     7,954,721
        Employer                          2,821,140     3,710,551      136,697      170,625       58,977            -     6,897,990
                                       ------------   -----------   ----------   ----------   ----------   ----------  -=----------

Total contributions                       8,691,141     4,502,425      625,308      771,477      262,360            -    14,852,711
                                       ------------   -----------   ----------   ----------   ----------   ----------  ------------

REALIZED AND UNREALIZED
    GAINS/(LOSSES)                       48,008,265             -      293,739      490,309       24,676            -    48,816,989
                                       ------------   -----------   ----------   ----------   ----------   ----------   -----------

DIVIDEND AND INTEREST INCOME              2,486,412       695,440      334,129      471,843       68,336      295,727     4,351,887
                                       ------------   -----------   ----------   ----------   ----------   ----------   -----------

WITHDRAWALS AND DISTRIBUTIONS           (17,467,246)   (1,929,269)    (360,658)    (644,194)     (90,492)    (397,406)  (20,889,265)
                                       ------------   -----------   ----------   ----------   ----------   ----------   -----------

PLAN EXPENSES                                (4,392)      (83,701)        (979)      (3,855)        (445)           -       (93,372)
                                       ------------   -----------   ----------   ----------   ----------   ----------   -----------

Transfers:
    Interfund Transfers                  (1,986,901)     (284,606)      564,761   1,159,245      218,831      328,670             -
    Conversion of Company
     common stock                                 -             -             -           -            -            -             -
                                       ------------   -----------   -----------  ----------   ----------   ----------   -----------

Net transfers                            (1,986,901)     (284,606)      564,761   1,159,245      218,831      328,670             -
                                       ------------   -----------   -----------  ----------   ----------   ----------   -----------

INCREASE/(DECREASE) IN NET ASSETS
    AVAILABLE FOR BENEFITS               39,727,279     2,900,289     1,456,300   2,244,825      483,266      226,991    47,038,950
                                       ------------   -----------   -----------  ----------   ----------   ----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS,
    END OF YEAR                        $149,865,228   $14,446,587   $ 3,968,087  $5,710,881   $1,345,672   $3,691,913  $179,028,368
                                       ============   ===========   ===========  ==========   ==========   ==========  ============

                              SUPPLEMENTAL SCHEDULE

PHH CORPORATION EMPLOYEE
INVESTMENT PLAN

ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
PERIOD FROM JANUARY 1, 1998 THROUGH MAY 1, 1998


                                                    Purchases                                       Sales
                                          ----------------------------    ----------------------------------------------------------
                                                         Current Value     Redemption                     Current Value
                                            Purchase    at Transaction     or Selling       Cost of      at Transaction       Net
  Description of asset                       Price           Date            Price           Asset            Date           Gain
                                          ----------    --------------    -----------     -----------    --------------  -----------


*Cendant Corporation Common Stock
                                           2,574,867       2,574,867       78,052,541      35,077,585     78,052,541      42,974,956

*Fidelity Magellan Fund
                                           1,958,093       1,958,093       31,885,540      23,239,555     31,885,540       8,645,985

*Fidelity Europe Fund
                                           1,539,185       1,539,185        8,623,404       6,493,292      8,623,404       2,130,112

*Fidelity Retirement Money Market
   Portfolio                               3,708,334       3,708,334       18,154,921      18,154,921     18,154,921               -

*Fidelity U.S. Equity Index Fund           3,568,130       3,568,130       29,743,282      18,385,667     29,743,282      11,357,615



*Party in interest

Notes:

(1) Reportable transactions are presented in accordance with Department of Labor regulations relating to requirements for employee benefit plan annual reports filed under the Employee Retirement Income Security Act of 1974.

                                   SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   PHH Corporation Employee Investment Plan


Date:  October 28, 1998            By:  /s/  Scott E. Forbes
                                        Scott E. Forbes
                                        Plan Administrative Committee Member
                                        PHH Corporation Employee Investment Plan